Filed by Liberty Interactive Corporation pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: HSN, Inc.

Commission File No.: 001-34061

Transcript of “Open Mike” Presentation by Michael George, President and CEO of QVC, Inc., on July 6, 2017 to QVC, Inc. Employees

Michael George, President and CEO of QVC, Inc.

Good, anyone heard any news lately, anything happening? Thank you everyone for coming together on short notice for this impromptu Open Mike Live and we are broadcasting as usual to all of our locations around the world. So I’ll keep this fairly quick, I know I’m interrupting here in the US a holiday week, but of course we had some very special news this morning that we have shared with all of you and thought we should get together to talk a little bit about what it means. We are just absolutely thrilled today to announce that HSNi is joining the QVC Group family. This is an incredible opportunity for our company and one we’ve certainly thought about and looked at over the years, but the time was right and we’re excited; I know the leadership that we’ve been working with at HSN is excited about how we joined forces to bring our companies forward. So a big day.

As all of you know HSN founded the industry, the first home-shopping company, they are celebrating their 40th anniversary as we speak. And so they, like QVC, have this rich heritage of legacy and entrepreneurism and innovation that we celebrate today as we come together. And there’s much, as all of us who follow HSN carefully can speak to, much to admire about what they’ve done. They’ve been a leader not only in bringing this industry to life, but more recently in various forms of new media from shop-by-remote to smart TVs. They’ve been a leader in forms of programming, great media partnerships they have with leading media companies. There’s much to celebrate about what HSN does. And also of course with HSN comes the Cornerstone Brands, that’s the other half of HSNi. And I’m sure many of you as am I are shoppers of some of the great Cornerstone Brands, very aspirational businesses, beautiful product brands like Frontgate and Grandin Road, Ballard Design, which by the way has a beautiful new store at King of Prussia. For those of you in West Chester, I encourage you to check it out. Garnet Hill, Improvements, really a cool set of businesses that will now also be part of the QVC family.

And we’ve had a lot of fun over the last several weeks getting to know each other, the HSN and QVC leadership teams. And not surprisingly what we have found in our colleagues at HSN are really kindred spirits. We do lots of things differently, there’s certainly far more in common than different, they are equally passionate about their business, their customers, their team members. And we have had so much fun together brainstorming about what the possibilities of this combined company could represent for the future of retailing. And when you look at it, the combination is really quite extraordinary, right? Together we’re a $14 billion retailer in eight countries around the world, 27,000 extraordinary, passionate team members, we’ll ship 320 million packages to customers around the world, two billion web visits. The third-largest e-commerce and mobile commerce retailer, after Amazon and Walmart. And so it was fun talking with the investors this morning and talking on CNBC. I understand you could see half of the CNBC interview if you were watching the internal feed, my half. Which is the best half by far, just as a side note. But it’s fun bragging about some of those numbers, because again sometimes we get inoculated to that. But that’s extraordinary scale and advantage to bring to our customers. But with all those numbers is the soft part, what is the power of bringing these two teams together and the kind of innovation and energy and entrepreneurism that we bring together by working in concert to reinvent shopping? So I am excited, I’m excited tomorrow with a few QVC colleagues, I’ll be down in St. Petersburg having a similar discussion with our new HSNi team members, where I’ll be able to share with them why it is that we’re so passionate about what we do here at QVC and so passionate about having them be a part of our family. I mentioned that we got excited about the possibilities, and I think we barely began to scratch the surface on what those possibilities could be.

But reflecting on having not only 17 networks around the world but five networks right here in the US, and how could we really optimize those five networks to increase customer choice, provide a broader range of brands, serve the customer in different ways? As you know what we’ve said is that we’re going to let the HSN Cornerstone Brands continue as they are; those teams building their brands in the right way to meet the needs of the HSN and Cornerstone shoppers. But we can leverage all this collective capacity and infrastructure to add that much more value. So again, how we think about those five networks, the three QVC networks and the two HSN networks and how they can complement and reinforce each other. How we think about the enormous digital capabilities of this company that now again is the third-largest e-commerce retailer and what we could do together. Rather than each of us trying to develop our own innovations in this rapidly changing digital landscape, let’s do it together. Let’s do it together, and take the business forward. We’ve talked about where the world could be going, from augmented reality to conversational commerce. What better opportunity to join forces and leverage our capability to bring that to life? And think about such cool capabilities we have like DART and how do we use DART now to benefit the combined company. All of that information and knowledge and insight that we can now bring together for the benefit of the whole enterprise. Service, thinking about this amazing network we have. Our distribution centers, fulfillment centers, supply chain teams, customer service teams. And again, in a volatile business how do you leverage those collective capabilities to serve the customer even better? We’ve talked a lot about product. And you know we will maintain the sort of separate identities of each brand and therefore the separate product portfolios. Our goal is not to all of a sudden have a lot of QVC vendors appear on HSN or have a lot of HSN vendors appear on QVC. That’s not the idea; that’s not what the customer is looking for. But we’re both brand builders, and how do we leverage that capability together? So I mentioned on the call this morning that they look with great envy on our fashion business, which is much more developed than theirs. They have no design, development or sourcing capability internally at HSN. So how do we leverage this great facility which we now are leveraging globally for QVC, now we can leverage it on behalf of HSN as well. And that’s just one example of ways we could kind of go to the marketplace together and leverage these capabilities.

We talked a lot about technology, and you all know that one of our major priorities is creating this more agile technology platform and doing heavy lifting over the next three to four years. Heavy lifting like replacing four legacy customer and order management systems with a new global system. Well, guess what? They’re about to start the same project. The same project. So now we can do it together, and if we do that together, as one example, now all of a sudden that creates — that’s sort of the engine on which most other technology suites run, that unlocks all sorts of opportunities. So we both have the same challenges being 30- to 40-year-old companies with technology, but therefore the same opportunities to combine forces and work on that together and to leverage the collective talents of the QVC and HSN technology teams.

So we see just lots of opportunity, and we know that we’re just beginning to imagine what those will be. As is always the case, some will work better than we expect, some will work not at all, and we’ll come up with 100 new ideas that none of us have dreamed up yet. But we’re really excited to get going. And part of the benefit of the combination is that we will be able to drive cost savings as well. And we’ve talked very openly as a team, right, about the need to not have any waste between what we do and what the customer receives, to keep adding more value to the customer, every year. That’s the only way to win in the world of retailing today, is to keep driving more value. So with this combination we think we can reduce our operating costs by about $75-$110 million annually. It’s a big number, it’s a meaningful number. We think it will take three to five years to get. The investors and CNBC have asked me why we don’t get it faster. And maybe we will, but we’re not going to be reckless either; we’re going to do it in the right way, in a purposeful way, in a way that’s fair to our teams, and our customers. And if it takes us three to five years, it takes us three to five years, ‘cause we’ll do it right; we’re not doing it for short-term benefit.

But there are real savings that we can get. Purchasing synergies would be a typical kind of example of what you get by joining forces. But there also are overlapping capabilities clearly, so you don’t need all the same kind of corporate activity, support center activities. So there’ll be a number of areas of overlap, again, as we think about combining some shared capabilities. So that will result in savings as well. And that will have implications for our people, right? We will have — reduce headcount in some areas. And those reductions could affect both the HSN and the QVC team. So those are always things that are uncomfortable to talk about, but it’s important that we are honest that those are out there. Again, we’ll work on it deliberately, thoughtfully, keep you posted as best we can as we go along the journey. It’s worth noting that most of the savings we’re talking about are not related to headcount reductions, not related to headcount reductions. But there is a portion that is related to that, so we got to work on that together and do it in an open way and in a thoughtful and careful way. But that’s part of, again, driving that value for the customer.

So that’s where we are. We are, as I said, so excited about this opportunity. It will take several months to close, so we’ve said that we think it will close by year end, maybe a little bit earlier. And until then nothing changes; we continue to operate as we have always operated. HSNi will continue to operate as it has always operated. But we will field some joint integration teams, with leaders from both HSN and QVC who will start to work together on planning, and we’ll keep you posted as we start engaging in that planning.

I’ll just close by saying this is a big day for QVC, as I said at the start, and it’s a day that really reflects the hard work of all of you and all who came before us to build this business into the leadership position it is in today. And I was delighted to be able to send a note of appreciation this morning to Joe Segel and Doug Briggs, thanking them for all they did to also get us to this place today, where we have emerged as a leader in our industry, where we can in a time of great retail stress and struggle, be the guys that continue to grow and expand our horizons, and now enter into this really important new relationship with HSNi. And so now this company, all of our QVC brands around the world, the HSN brand, these amazing Cornerstone Brands, and of course our friends at zulily — that combination is pretty extraordinary. And there’s a whole lot together that we can achieve to help shape, develop, lead the next generation of retailing. So I’m grateful for all of you. I’m grateful for your support. I know this will create moments of uncertainty and anxiety as to exactly what this looks like. We’ll try to stay open, keep communicating with each other, keep asking your questions. We’ll spend more time here in the US in our weekly all-hands meetings. We’ll find lots of ways to keep the dialogue going so we kind of stay informed and stay together. And I’ll just close by thanking you for all you’ve done to give us this opportunity and really excited about what the future will bring. Thanks everyone.

Forward-Looking Statements

This communication includes certain forward-looking statements, including statements about the proposed acquisition of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward-looking statements speak only as of the date of this communication, and each of Liberty Interactive and QVC expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s or QVC’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive and QVC, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive and QVC and about the risks and uncertainties related to the business of each of Liberty Interactive and QVC which may affect the statements made in this communication.

Additional Information

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of HSNi common stock or any of Liberty Interactive’s tracking stocks. Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420. HSNi investors can access additional information on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872- 1000, email: ir@hsn.net.